                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release by the Company announcing the execution of an agreement to acquire the seamless activities of Canadian apparel manufacturer,
Nouvelle Seamless Inc. and of agreements to raise new capital for the Company.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: November 19, 2010

     TEFRON ANNOUNCES EXECUTION OF AGREEMENTS TO RAISE $5.2 MILLION AND TO
     ACQUIRE THE SEAMLESS ACTIVITIES OF NORTH AMERICAN APPAREL MANUFACTURER,
     NOUVELLE CANADA

MISGAV, ISRAEL, NOVEMBER 17, 2010 - TEFRON LTD. (OTC: TFRFF.OB; TASE:TFRN)
("TEFRON"), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM) active wear, today announced the execution of an agreement to acquire the seamless activities of Canadian apparel manufacturer, Nouvelle. Tefron also announced that it had entered into agreements to raise new capital.

In the first transaction, Tefron will acquire the seamless assets of Nouvelle
Seamless Inc. (Nouvelle). Nouvelle is a private Canadian manufacturer of mass market seamless apparel which has established a strong position in both private label and branded products with broad distribution through leading U.S.
retailers, including Walmart, Sears, TJMAXX, Avenue (United Retail Group), and
others.

Separately, three investor groups will be investing an aggregate amount of $5.2 million in Tefron: the Lieberman family of Canada who are the controlling shareholders of Nouvelle, Shamir Insurance, and a group of investors led by the
Rimon Investment Master Fund (Rimon Funds). These investments are subject to due diligence on the part of the investors, modifications to Tefron's bank financing arrangements and other conditions to closing, and there is no guarantee that the investors will invest all or any part of the $5.2 million.

In addition, Tefron is in advanced negotiations to modify its current financing agreement with its bank lenders, including to increase its credit and debt facilities with the banks by at least $5 million and to establish new financial covenants according to the company's business plan.

Commenting on the transactions, Tefron CEO Amit Meridor said, "These agreements have far-reaching implications for Tefron which took upon itself a challenge to regain its leading position in seamless apparel and performance apparel.
Implementation of our turnaround program has succeeded in building an efficient and competitive cost structure, which is a vital component in executing the company's strategic plan going forward. The contemplated significant investment by the Lieberman family, Shamir Insurance and Rimon Funds will help to further solidify Tefron's financial strength and security. The acquisition of the
Nouvelle activity, with its strong product offering to the mass market and its customer portfolio, complements Tefron's activity in the market and will strengthen Tefron's sales and marketing network in the U.S. market."

Chairman of the Board, Arnon Tiberg remarked, "The capital raising in Tefron of
$5.2 million confirming the support and trust of new and existing investors, will enable the company to look ahead and focus on growth and long-term expansion."

In the agreement to acquire the operations and certain assets of Nouvelle in seamless activities, Tefron will acquire, inter alia, the Nouvelle customer list as well as the right to deal with those customers, reputation and goodwill, and existing and future work orders. Tefron will acquire these assets in exchange for 9.6% of Tefron's outstanding shares post-issuance.

Tefron will issue in the aggregate a number of new shares equal to 49% of its total outstanding Tefron shares following the issuance, to cover the acquisition of the Nouvelle operation, as well as for the $5.2 million dollar investment by the Lieberman family, Shamir Insurance, and Rimon Funds. Tefron will issue to
Nouvelle 600,000 shares as consideration for the acquisition of the assets contemplated under the transaction. Under the agreements, the Lieberman family, the controlling shareholders in Nouvelle, is to invest $2.7 million, to acquire
20.5% of Tefron shares, increasing its holdings in Tefron to 30.2%, Shamir
Insurance is to invest $ 1.3 million for a consideration of 9.9% of Tefron shares, and the investors group led by Rimon Funds are to invest a total of $1.2 million in exchange for 9.1% of the company shares.

The transaction is subject to fulfillment of conditions, including, inter alia, approval of the transaction at the special general shareholders meeting of the company by a special majority, and a modified financing arrangement with the banks. The company is in advanced stages of negotiations with the financing banks to increase its credit and debt facilities by at least $5 million and to determine new financial covenants to the satisfaction of new investors. The company is awaiting approval from the banks for these transactions, and there is no certainty that such authorization will be received. The company will provide updated information at the time of the signing of a final modified financing arrangement with its bank lenders.

The company intends to call for a shareholders meeting to approve the transactions. The invitation will include a description of the transactions, financial reports, and a Board report in relation to the acquired operations, as required by the Securities Regulations (Transaction between a Company and
Controlling Shareholder) 2001 and Regulations (Private share offering in a listed company) 2000.

About Tefron:

Tefron is a market leader in the field of apparel, serving customers in the U.S.
and Europe. Tefron focuses on developing, producing, marketing and selling undergarments, athletic wear, beach and swimwear. Tefron activities are divided into two business sectors: "Seamless" design, development, production and sale of undergarments and athletic apparel; and "Cut & Sew" design, development, production and sale of undergarments, swimsuits and athletic apparel. The design and production are mainly performed in Israel, Jordan and the Far East, while the finished goods are sold mainly in the U.S. and Europe. Company customers include leading international players, such as: Hanes Brands Industries, Reebok,
Patagonia, Lululemon Athletica, GAP, Calvin Klein, Wal-Mart, Victoria's Secret.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    THE EFFECT OF THE WORLDWIDE RECESSION ON OUR SALES TO OUR CUSTOMERS IN
          THE UNITED STATES AND IN EUROPE AND ON OUR ABILITY TO FINANCE OUR
          OPERATIONS;

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION).

     o    FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS; OUR DEPENDENCE ON
          SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
--------------------------------------------------------------------------------
COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 9900803
reran@tefron.com